U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

Commission File Number 1-31722

DRC RESOURCES CORPORATION

(Exact name of registrant as specified in its charter)

595 Howe Street, Suite #601, Vancouver, British Columbia, Canada  V6C 2T5

(604) 687-1629

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__           Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _X__          No __ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 713___.

EXHIBIT INDEX

The following is a list of Exhibits included as part of this Report on Form 6-K.

1

Press Release Amex Listing Approved - dated November 15, 2004

2

Material Change Report dated November 15, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRC RESOURCES CORPORATION
(Registrant)

Date: November 15, 2004	By:	“Christopher J. Bradbrook”
Christopher J. Bradbrook, President and Chief Executive Officer

DRC Resources Corporation

PRESS RELEASE

American Stock Exchange Listing Approved

November 15, 2004, Vancouver, British Columbia – Chris Bradbrook, President and CEO of DRC Resources Corporation (the “Company”) (TSX:DRC; Amex:DRJ) is pleased to announce that DRC Resources has received formal approval to list its common shares on the American Stock Exchange (“Amex”).  Effective November 18, 2004, the Company expects to begin trading on the Amex under symbol “DRJ”.  The Company will also continue to trade on TSX under symbol “DRC”.

Upon receiving this approval Chris said, “This listing is an extremely important step in the evolution of DRC Resources, and an important tool to enable us to achieve our goal of realizing shareholder value.  Listing on one of the premier exchanges in the United States gives us access to the world’s largest pool of investors.  We continue to be excited about the prospects for the Company and look forward to articulating our enthusiasm to investors throughout North America.”

DRC’s main focus is the exploration and development of its 100%-owned Afton Copper-Gold Project, located 10 km west of Kamloops, B.C.  To date the Company has outlined a Measured and Indicated Mineral Resource of 68.7 Million Tonnes grading 1.68% Copper Equivalent or 2.61g/t Gold Equivalent (1.08% Cu, 0.85 g/t Au, 2.62 g/t Ag, 0.12 g/t Pd), which contains approximately 1.6 billion pounds of copper, and 1.9 million ounces of gold.  A 2004 advanced scoping study completed by Behre Dolbear and Company Ltd., indicates that this project would have initial capital expenditures of US$120 million and (at conservative metal prices of US$0.85 per pound copper, and US$375 per ounce gold) when viewed as a primary copper mine, could potentially produce the metal at a cash (direct) operating cost of US$0.15 per pound of copper, and when viewed as a primary gold mine, could produce the metal at negative cash operating cost per ounce of gold.  According to the British Columbia Ministry of Energy & Mines, the Afton Project is the largest advanced exploration project in South Central B.C.  The Company is also exploring its nearby, 100%-owned, Ajax and Pothook properties.

DRC is in excellent financial condition with cash of US$21 million and no debt.  The company has only 13.7 million shares outstanding and 15.2 million shares fully diluted.

This approval is contingent upon the Company being in compliance with all applicable listing standards on the date it begins trading on the Exchange, and may be rescinded if the Company is not in compliance with such standards.

For further information on DRC Resources and the Afton Project, please contact:

Chris Bradbrook

President and Chief Executive Officer

DRC Resources Corporation

601 - 595 Howe Street, Vancouver, B.C. V6C 2T5
Tel: 604-687-1629, Fax: 604-687-2845
Email: drcresources@uniserve.com
Website: www.drcresources.com

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995:  This release made may contain forward-looking statements that are affected by known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed, implied or anticipated by such forward-looking statements.  Such forward-looking statements herein represent management’s best judgment as of the date hereof based on information currently available.  The Company does not intend to update this information and disclaims any legal liability to the contrary.  WARNING:  The Company relies upon litigation protection for “forward-looking” statements.

BC FORM 53-901F

(Formerly Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1: Reporting Issuer:

DRC Resources Corporation.

595 Howe Street, Suite #601

Vancouver, B.C.  V6C 2T5

Phone: (604) 687-1629 - Fax (604) 687-2845

Email address: drcresources@uniserve.com

Item 2: Date of Material Change:

November 15, 2004

Item 3: Press Release:  Dated November 15, 2004 issued in Vancouver, British Columbia

Item 4: Summary of Material Change:  Chris Bradbrook, President and CEO of DRC Resources Corporation (the “Company”) (TSX:DRC; Amex:DRJ) is pleased to announce that DRC Resources has received formal approval to list its common shares on the American Stock Exchange (“Amex”).  Effective November 18, 2004, the Company expects to begin trading on the Amex under symbol “DRJ”.  The Company will also continue to trade on TSX under symbol “DRC”.

Item 5: Full Description of Material Change:  Chris Bradbrook, President and CEO of DRC Resources Corporation (the “Company”) (TSX:DRC; Amex:DRJ) is pleased to announce that DRC Resources has received formal approval to list its common shares on the American Stock Exchange (“Amex”).  Effective November 18, 2004, the Company expects to begin trading on the Amex under symbol “DRJ”.  The Company will also continue to trade on TSX under symbol “DRC”.

Upon receiving this approval Chris said, “This listing is an extremely important step in the evolution of DRC Resources, and an important tool to enable us to achieve our goal of realizing shareholder value.  Listing on one of the premier exchanges in the United States gives us access to the world’s largest pool of investors .  We continue to be excited about the prospects for the Company and look forward to articulating our enthusiasm to investors throughout North America.”

DRC’s main focus is the exploration and development of its 100%-owned Afton Copper-Gold Project, located 10 km west of Kamloops, B.C.  To date the Company has outlined a Measured and Indicated Mineral Resource of 68.7 Million Tonnes grading 1.68% Copper Equivalent or 2.61g/t Gold Equivalent (1.08% Cu, 0.85 g/t Au, 2.62 g/t Ag, 0.12 g/t Pd), which contains approximately 1.6 billion pounds of copper, and 1.9 million ounces of gold.  A 2004 advanced scoping study completed by Behre Dolbear and Company Ltd., indicates that this project would have initial capital expenditures of US$120 million and (at conservative metal prices of US$0.85 per pound copper, and US$375 per ounce gold) when viewed as a primary copper mine, could potentially produce the metal at a cash (direct) operating cost of US$0.15 per pound of copper, and when viewed as a primary gold mine, could produce the metal at negative cash operating cost per ounce of gold.  According to the British Columbia Ministry of Energy & Mines, the

Afton Project is the largest advanced exploration project in South Central B.C.  The Company is also exploring its nearby, 100%-owned, Ajax and Pothook properties.

DRC is in excellent financial condition with cash of US$21 million and no debt.  The company has only 13.7 million shares outstanding and 15.2 million shares fully diluted.

This approval is contingent upon the Company being in compliance with all applicable listing standards on the date it begins trading on the Exchange, and may be rescinded if the Company is not in compliance with such standards.

Item 6:  Reliance on section 85 (2) of the Act:  Filed on a confidential basis: Not Applicable.

Item 7:  Omitted Information:  Not Applicable

Item 8:  Senior Officer:

John H. Kruzick 604-687-1629

Item 9:  Statement of Senior Officer:  "The foregoing accurately discloses the material change referred to herein."

Dated at Vancouver, British Columbia on the 15th day of November, 2004

“signed”

John H. Kruzick, Chairman of the Board